Contact

www.linkedin.com/in/jeeden (LinkedIn)
www.saltrestaurantbeijing.com (Company)
www.globaltimes.cn (Company)
jennifer3den.com (Personal)

Top Skills

Editing
Journalism
Editorial

Languages

Chinese (Limited Working)

Jennifer Eden

Tampon Tribe
Santa Monica, California, United States

Summary

I am part of Tampon Tribe and partner at SALT Group, an internationally-acclaimed and awarded Beijing and US-based firm. From initiating and implementing branding strategy, marketing campaigns and regional positioning, my role is expansive. I continue to utilize 25 years of media experience to gain maximum community, regional and international exposure.

Prior to my move into marketing I worked extensively as a journalist and broadcaster.

Experience

Tampon Tribe
Co Founder
September 2015 - Present (7 years)

Changing the world one tampon at a time.

We live, eat, sleep, breathe, organic, sustainable, compostable, life-changing products.

www.tampontribe.com

SALT Group
Marketing Director
September 2015 - Present (7 years)
Los Angeles and Beijing

TECHROMIX
PR & Marketing Director
May 2015 - July 2015 (3 months)
Santa Monica, California

Mirror Media Group
Managing Editor
September 2014 - May 2015 (9 months)
Santa Monica

ZAP Urban Eatery (formerly Zest)
Owner
December 2010 - January 2014 (3 years 2 months)
Sanlitun

BTV
Voice over
2005 - January 2014 (9 years)

Global Times
Senior Editor
October 2007 - December 2010 (3 years 3 months)

Education

Charles Sturt University
BA Communications - Broadcast Journalism, Economics, Politics, Sociology

James Ruse